Exhibit 1.02

Bel Fuse Inc.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Bel Fuse Inc. (referred to in this Report as the “Company,” “Bel,” “we,” “us,” or “our”) for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to specified minerals in the Rule as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).  The Rule imposes certain reporting obligations on registrants who file reports with the SEC under Sections 13(a) or 15(d) of the Exchange Act whose manufactured products contain minerals specified in the Rule that are necessary to the functionality or production of their products.  The specified minerals, which are collectively referred to in this Report as the “Conflict Minerals,” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten unless the Secretary of State determines that additional derivatives are financing conflict in one of the covered countries described below.  These requirements apply to registrants regardless of the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

If a registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country, specifically, Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (collectively, together with the DRC, the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the reasonable country of origin inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody.

1.	Company Overview

1.1	Description of the Products Covered by this Report

This Report has been prepared by the management of Bel.  The content of this Report includes the activities of all majority-owned subsidiaries that are required to be consolidated in our financial statements.  It does not include the Emerson Network Power Connectivity Solutions (“ECS”) business of Emerson Electric Co., which Bel has entered into a Stock Purchase Agreement to purchase, as reported in Bel’s Current Report on Form 8-K filed with the SEC on May 22, 2014, or the Power-One Power Solutions business of ABB Ltd., which Bel has also entered into a Stock Purchase Agreement to purchase, as reported in Bel’s Current Report on Form 8-K filed with the SEC on May 1, 2014.

Bel designs, manufactures and markets a broad array of magnetics, modules, circuit protection devices and interconnect products, as further described below. These products are designed to protect, regulate, connect, isolate or manage the flow of power and data among products primarily used in the networking, telecommunications, computing, military, aerospace, transportation and broadcasting industries. Bel’s portfolio of products also finds application in the automotive, medical and consumer electronics markets.

Bel’s principal executive offices are located at 206 Van Vorst Street, Jersey City, New Jersey 07302.  The Company operates other facilities in North America, Europe and Asia.  At December 31, 2013, the Company had 6,370 full-time associates.  At December 31, 2013, the Company employed 1,360 people at its North American facilities, 4,840 people at its Asian facilities and 170 people at its European facilities, excluding workers supplied by independent contractors.

1.2	Products Overview

The following is a description of the Company’s product groups as of December 31, 2013:

Magnetics

•	MagJack® integrated connector modules
•	Power transformers
•	SMD power inductors
•	Discrete magnetics

The Company’s MagJack® products integrate RJ45 and/or USB connectors with discrete magnetic components to provide a more robust part that allows customers to substantially reduce board space and inventory requirements. MagJack® provides the signal conditioning, electromagnetic interference suppression and signal isolation for networking, telecommunications, and broadband applications. These connectors are designed for network speeds from 10/100Base-T to 10GBase-T and include options for Power over Ethernet (PoE) capability. The Company’s recent acquisition of the TE wire wound business broadens the Company’s MagJack product line and provides access to strategically important customer programs.

Power transformer products include standard and custom designs produced by the Company’s Signal Transformer subsidiary. This product line is manufactured for use in industrial instrumentation, alarm and security systems, motion control, elevators, medical products and many other applications. Signal Transformer’s products cover a broad power range from the large 3 phase 120KVA units to the miniature under 1VA PC board mount unit and are available in a variety of mounting configurations including chassis mount, PC board mount, surface mount and toroidal construction. These devices are designed to comply with international safety standards governing transformers including UL, CSA, VDE, TUV, IEC and CE.

Bel’s SMD power inductors product line offers designers a selection of over 3,000 standard catalog parts. With inductance range 0.01uH to 10mH and current up to 70A, this product is utilized in power supplies, DC-DC converters, LED lighting and many other electronic applications.

Discrete magnetic components include transformers and chokes for use in networking, telecommunications and broadband applications. These magnetic devices condition, filter and isolate the signal as it travels through network equipment, helping to ensure accurate data/voice/video transmission.

Modules

•	Power conversion modules
•	Integrated modules

Bel’s power conversion products include AC-DC power supplies, DC-DC converters and battery charging solutions. The DC-DC product offering consists of standard and custom isolated and non-isolated DC-DC converters designed specifically to power low voltage silicon devices or provide regulated mid-bus voltages. The need for converting one DC voltage to another is growing rapidly as developers of integrated circuits commonly adjust the supply voltage as a means of optimizing device performance. The DC-DC converters are used in data networking equipment, distributed power architecture, and telecommunication devices, as well as data storage systems, computers and peripherals. Opportunities for the DC-DC products also extend into industrial applications. The AC-DC product offering includes a range of products from sub 100W to 5kW and are used as front-end power supplies for broadcast equipment, data communication, data storage and data processing systems. The AC-DC product also extends into industrial applications and LED lighting solutions.

The Company continues to expand its line of integrated modules designed to support data transmission over existing power lines including next generation HomePlug® AV2 Powerline applications. Typically deployed in home-based communication/entertainment devices such as Set Top Boxes (STBs), Broadband Modems and IPTV equipment, Bel’s modules incorporate the silicon required to enable powerline functionality, supporting a lower cost of ownership within a reduced footprint. Bel’s Powerline Modules are also being integrated in many industrial applications in support of Smart Grid deployments as well as transportation communications for military and locomotive vehicles.

The Company continues to pursue market opportunities where it can supply customized, value-added modules that capitalize on the Company’s manufacturing capabilities in surface mount assembly, automatic winding, hybrid fabrication, and component encapsulation.

Circuit Protection

•	Miniature fuses – cartridge and through hole designs
•	Surface Mount PTC resettable fuses and subminiature fuses
•	Radial PTC resettable fuses and micro through hole fuses

Bel circuit protection products include board level fuses (miniature, micro and surface mount), and Polymeric PTC (Positive Temperature Coefficient) devices, designed for the global electronic and telecommunication markets. Fuses and PTC devices prevent currents in an electrical circuit from exceeding certain predetermined levels, acting as a safety valve to protect expensive components from damage by cutting off high currents before they can generate enough heat to cause smoke or fire. Additionally, PTC devices are resettable and do not have to be replaced before normal operation of the end product can resume.

While the Company continues to manufacture traditional fuse types, it also produces surface mount chip fuses that are used in space-critical applications such as mobile phones and computers. Like all of Bel's fuse products, the chip fuses comply with RoHS6 standards for the elimination of lead and other hazardous materials.

The Company's circuit protection devices are used extensively in products such as televisions, consumer electronics, power supplies, computers, telephones, and networking equipment.

Interconnect

Stewart Interconnect Products:

•	Passive jacks
•	Modular plugs
•	Ethernet and custom cable assemblies

Bel has a comprehensive line of modular connectors including ARJ45, RJ45 and RJ11 passive jacks, plugs, and cable assemblies. Passive jacks serve primarily as the connectivity device in networking equipment such as routers, hubs, switches, wall outlets and patch panels. Modular plugs and cable assemblies are utilized within the structured cabling system, often referred to as premise wiring. The Company’s connector products are designed to meet all major performance standards for Category 5e, 6, 6a, and Category 7a compliant devices used within Gigabit Ethernet and 10Gigabit Ethernet networks.

Cinch Interconnect Products:

•	I/O Interconnect – Circular Connectors, Micro D Connectors
•	Fiber Optic Connectors and Cable Assemblies – Harsh Environment Expanded Beam
•	Compression Board to Board, Device to Board Interconnect
•	Custom Modular Enclosures
•	Custom cable assemblies

1.3	Supply Chain Overview

The Company has multiple suppliers for most of the raw materials it purchases.

During the Reporting Period, the Company operated 15 manufacturing facilities in 6 countries.  The following is a list of the locations of those manufacturing facilities:

Location	Approximate Square Feet	Percentage Used for Manufacturing
Dongguan, People's Republic of China	646,000	33%
Zhongshan, People's Republic of China	376,000	72%
Zhongshan, People's Republic of China	118,000	100%
Zhongshan, People's Republic of China	78,000	100%
Pingguo, People's Republic of China	226,000	77%
Louny, Czech Republic	11,000	75%
Dominican Republic	41,000	85%
Cananea, Mexico	42,000	60%
Reynosa, Mexico	77,000	56%
Worksop, England (a)	52,000	28%
Great Dunmow, England	9,000	52%
Inwood, New York	39,000	40%
Glen Rock, Pennsylvania	74,000	60%
McAllen, Texas	39,000	56%
Miami, Florida	29,000	85%

(a) Approximately 58% of the Worksop facility is designated for manufacturing use, of which 30% is currently idle.

We rely on our direct suppliers to provide information as to whether Conflict Minerals are contained in components and materials supplied to us, including sources of Conflict Minerals that may be supplied to our direct suppliers from lower tier suppliers as further discussed in Section 2 of this Report.

It is not practicable to conduct a survey of all of our suppliers; therefore, we believed a good faith reasonable due diligence approach was to conduct a survey of our top suppliers, based on the percentage of “raw material spend,” as further described under “Due Diligence Process” below.

In accordance with the recent “Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule” issued on April 29, 2014, this Report includes:

•	a description of the measures we took to exercise due diligence on the Conflict Minerals’ source and chain of custody;

•	a description of the products manufactured or contracted to be manufactured that contain Conflict Minerals;

•	the facilities used to process the Conflict Minerals;

•	the country of origin of the Conflict Minerals to the extent available; and

•	the efforts to determine the mine or location of origin.

We participate in a number of industry-wide initiatives described in Section 2 of this Report.  This Report is available on our website at www.belfuse.com.

1.4	Conflict Minerals Policy

We have adopted the following conflict minerals policy statement (the “CM Policy”):

Conflict Free Sourcing Statement

Conflict metals are metals such as gold (Au), tantalum (Ta), tungsten (W), and tin (Sn) derived from minerals being sourced from mines in Democratic Republic of Congo (DRC) conflict areas which are controlled by non-government military groups, or unlawful military factions. Illegal mining profits by local military groups in the DRC are used to help finance area conflict, while also contributing to human rights abuses and environmental degradation.

Bel expects its suppliers to comply with the Electronic Industry Code of Conduct (EICC), and as a result undertake commercially reasonable due diligence in dealing with their own supply chain with regard to this matter. Due to the various layers involved in our supply chain, we are currently unable to verify the source of all metals used in our products. In an effort to more clearly identify the origin of these specific metals, we’ve asked that our suppliers complete the EICC Conflict Mineral Reporting Template, and require they notify us immediately if they determine a conflict metal is being supplied to Bel as part of any item we source from them.

2.	Due Diligence Process

2.1	Design of Due Diligence

We have conducted a good faith reasonable country of origin inquiry regarding Conflict Minerals.  In July 2011, we commenced our due diligence measures, which are designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

2.2	Management Systems

As described above, we have adopted the CM Policy, which is posted on our website at www.belfuse.com, under “Investors & Governance, Conflict Free Statement.”

Internal Team

We are continuing the development and implementation of our management system for conflict minerals.  Currently, the people responsible for purchasing at each of the 15 facilities comprise our team.  The team is responsible for implementing our Conflict Minerals compliance strategy and reports to our Vice President of Finance.  We utilize the Conflict Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template to collect, manage, aggregate, and report Conflict Minerals information, which we believe is an industry standard practice. Senior management of Bel is briefed about the results of our due diligence efforts on a regular basis.

Control Systems

Our supply chain is complex and includes many third parties between our direct suppliers and the original sources of the Conflict Minerals.  As a result, we do not purchase Conflict Minerals directly from smelters or refiners and, therefore, do not have a direct relationship with smelters and refiners.  We utilize the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”), which is an industry-wide initiative to disclose upstream sources in the supply chain.

Controls include, but are not limited to, our Code of Ethics, which outlines expected behaviors for all of our associates. The Code is posted on our website at www.belfuse.com, under “Investors & Governance, Code of Ethics.”  Since 2013, regardless of whether suppliers are directly subject to the Rule, our purchase orders incorporate our CM Policy by reference thereto.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have provided education for our suppliers that are not required to be compliant with the Rule and encouraged our supply base to utilize EICC-GeSI, which is made available to them on a cost-free basis.  As referenced above, since 2013, purchase orders issued to our suppliers incorporate our CM Policy by reference, whether or not such suppliers are directly subject to the Rule.

Grievance Mechanism

Bel’s associates may report misconduct, raise issues or ask questions, including with respect to any questionable accounting, internal control or auditing matters concerning the Company, without fear of dismissal or retaliation of any kind. Reports may be made confidentially and/or anonymously online through www.ethicspoint.com.

In addition, the Board of Directors has established a procedure that enables shareholders to communicate in writing with members of the Board. Any such communication should be addressed to the Company’s Secretary and should be sent to such individual c/o Bel Fuse Inc., 206 Van Vorst Street, Jersey City, New Jersey 07302. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board of Directors. Shareholders may also communicate with the Board by directing communications through the Corporate Secretary by following instructions on the Company’s website at www.belfuse.com. Under the procedures established by the Board, upon the receipt of such a communication, the Company’s Secretary will send a copy of such communication to each member of the Board, identifying it as a communication received from a shareholder.  Absent unusual circumstances, at the next regularly scheduled meeting of the Board held more than two days after such communication has been distributed, the Board will consider the substance of any such communication

Maintain Records

We generally have a policy to retain all relevant documentation relating to our conflict minerals due diligence for an indefinite period of time.

2.3	Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify sources upstream from our direct suppliers. Accordingly, we participate in a number of industry-wide initiatives as described above.

We have identified our direct suppliers and we rely on these suppliers, whose raw materials may contain Conflict Minerals, to provide us with information about the source of such Conflict Minerals contained in the raw materials supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4	Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, we have an approved risk management plan, through which the Conflict Minerals program is implemented, managed and monitored. Updates to this risk assessment are provided regularly to senior management.

As part of our risk management plan, to ensure suppliers understand our expectations, we have included our CM Policy on our website and held internal training sessions with our employees.  This helps us to ensure that our employees are knowledgeable of the Rule and have the ability to inform our suppliers of the Rule.  Since 2013, all purchase orders we issue incorporate our CM Policy by reference thereto.

As described in our CM Policy, we would engage any of our suppliers whom we have reason to believe are supplying us with Conflict Minerals from sources that may support conflict in any of the Covered Countries to establish an alternative source of such Conflict Minerals that does not support such conflict, as provided in the OECD Guidance. During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain.

3.	Due Diligence Results

Requested Information

We conducted a survey of our top suppliers utilizing the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide materials within a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in a company’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website.  We understand that the Template is being used by many companies in their due diligence processes related to Conflict Minerals.

Survey Responses

We surveyed suppliers to various of our facilities which accounted for approximately 93.8% of Bel’s aggregate raw materials spend for 2013, as follows:

We surveyed an aggregate of 100 suppliers to our five China facilities, which represented 95% of our raw material spend for 2013 at those facilities.  A total of 98 of those suppliers responded.  A total of 378 smelters were identified, of which 362 were on the Conflict Free Smelters list prepared by CFSI.  Our China facilities accounted for approximately 65.2% of Bel’s aggregate raw materials spend for 2013.

We surveyed an aggregate of 200 suppliers to our Cinch U.S. facilities in McAllen, Texas and Reynosa Mexico, representing substantially all of our suppliers to those facilities.  An aggregate of 50% of those suppliers surveyed responded.  Those suppliers who indicated that they use Conflict Minerals in our products or components did not indicate that the smelter or mine was in one of the Covered Countries.  In the aggregate, these facilities accounted for approximately 12.7% of Bel’s raw materials spend for 2013.

We surveyed an aggregate of 25 suppliers to our Bel Transformer facilities in the Dominican Republic and Inwood, New York, which represented 98% of our raw material spend for 2013 at those facilities.  A total of 24 of those suppliers responded.  Of those 24, a total of 20 indicated that the smelter or mine from which they obtained the raw materials they sold to us was on the Conflict Free Smelters list prepared by CFSI.  In the aggregate, these facilities accounted for approximately 10.4% of Bel’s raw materials spend for 2013.

We surveyed an aggregate of 10 platers/machining companies which supply our Cinch U.K. facility in Worksop, England.  We surveyed only the platers/machining companies, as they are the only suppliers who could possibly have used Conflict Minerals. The remainder of our suppliers utilize plastics, wire or heatshrinks.  Three platers responded, and one of them indicated that the smelter or mine was on the Conflict Free Smelters List.  The other two could not identify the smelter or mine.  This facility accounted for approximately 4.0% of Bel’s aggregate raw materials spend for 2013.

We have 18 platers and raw material suppliers of copper alloys which supply our Bel Connector facilities in Glen Rock, Pennsylvania.  We surveyed only the platers and suppliers of copper alloys, as they are the only suppliers who could possibly have used Conflict Minerals. The remainder of our suppliers utilize plastics and packaging materials such as cardboard.  We surveyed an aggregate of nine platers and copper alloys suppliers, representing 80% of the raw material spend of the platers and copper alloys suppliers.  All nine responded.  Eight platers indicated that the smelter or mine was on the Conflict Free Smelters List.  One could not identify the smelter or mine.  This facility accounted for approximately 1.5% of Bel’s aggregate raw materials spend for 2013.

We have not yet surveyed certain of Bel’s smaller facilities, which accounted for an aggregate of approximately 6.2% of Bel’s raw materials spend for 2013.  We anticipated that the survey process related to these remaining facilities will commence by the end of 2014.

We reviewed the responses we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. Where further engagement was necessary, we have worked directly with these suppliers to provide us with revised responses.  During the Reporting Period and as of the date hereof, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

Efforts to Determine Mine or Location of Origin

Through our participation in CFSI, the OECD implementation programs, and requests to our suppliers to complete the Template, we have determined that seeking information about smelters and refiners that may be included in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of any Conflict Materials that may be used in our products.